Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio)

	Year Ended Dec. 31
	2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income	$1,690	$1,704	$1,527	$1,545	$1,432
Add: Fixed charges	739	746	700	677	686
Add: Dividends from unconsolidated subsidiaries	41	46	40	37	37
Deduct: Equity earnings of unconsolidated subsidiaries	30	42	34	30	30
Total earnings, as defined	$2,440	$2,454	$2,233	$2,229	$2,125
Fixed charges, as defined:
Interest charges	$663	$647	$595	$567	$575
Interest component of leases	77	99	105	110	111
Total fixed charges, as defined	$740	$746	$700	$677	$686
Ratio of earnings to fixed charges	3.3	3.3	3.2	3.3	3.1